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                          October 30, 2023

       Natalie Bogdanos, Esq.
       General Counsel and Corporate Secretary
       ContraFect Corporation
       28 Wells Avenue, Third Floor
       Yonkers, New York 10701

                                                        Re: ContraFect
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed October 24,
2023
                                                            File No. 333-275148

       Dear Natalie Bogdanos:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Wesley C. Holmes, Esq.